SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ending December 31, 2003

Microcell Telecommunications Inc
800 de La Gauchetière Street West, Suite 4000
Montréal, Quebec
Canada
H5A 1K3

Registration No. 0-29502

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

For immediate release

MICROCELL REGAINS ITS MARKET SHARE POSITION ON A RECORD NUMBER OF
QUARTERLY GROSS ADDITIONS WHILE MEETING ITS FINANCIAL TARGETS FOR THE
FOURTH QUARTER AND FULL-YEAR 2003

Montréal, February 12, 2004—Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced its consolidated financial and operating results for the fourth quarter and twelve months ended December 31, 2003.

Total revenues for the fourth quarter of 2003 improved slightly to $151.4 million from $150.7 million for the same quarter in 2002, while total operating expenses before depreciation and amortization were $153.1 million, compared with $129.7 million. Consequently, the Company incurred an operating loss before depreciation and amortization of $1.7 million, compared with operating income before depreciation and amortization (“OIBDA”) of $21.1 million in the fourth quarter of 2002. The decline in fourth quarter OIBDA was due mainly to higher operating expenses, brought about by a substantial year-over-year increase in the number of gross subscriber activations, which resulted in a 9% expansion of the Company’s retail subscriber base during the final three months of 2003. As a result, the Company reported a quarterly net loss of $11.2 million, compared with a net loss of $123.7 million in the fourth quarter of 2002.

For the year, total revenues amounted to $570.8 million, compared with $591.1 million for 2002, while total operating costs before depreciation and amortization decreased to $484.2 million from $507.5 million. This resulted in OIBDA for 2003 of $86.6 million, compared with $83.5 million for 2002, which exceeded the upper range of management’s revised target of $75 million to $85 million for 2003. The Company also reported net income of $50.5 million for 2003, compared with a net loss of $570.5 million for 2002.

“With two full quarters of operation behind us since emerging from recapitalization, we have reassumed our place in the Canadian wireless market as a fully active competitor and continue to make tremendous strides in bringing our market share of new subscribers back to historic levels,” said André Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. “Although we had our best-ever quarter in terms of gross customer activations, we did not pursue subscriber growth at any cost. By keeping a close eye on expenses, we met or surpassed our financial performance targets for 2003. Moreover, with the introduction of innovative products during the quarter, most notably City Fido™, we have demonstrated success in profitably launching new services that enhance the value proposition for Canadian wireless consumers. With strong momentum going into 2004, we are confident that we can deepen our competitive position and drive profitability by continuing to execute on our proven business strategy.”

“Our solid fourth quarter results represented the continuation of a positive trend in subscriber and revenue growth, as well as prudent cost control,” stated Jacques Leduc, Chief Financial Officer and Treasurer. “We also made significant progress in rebalancing our customer mix with a higher

Fourth Quarter 2003 Results of Operation
SELECTED QUARTERLY INFORMATION
SELECTED ANNUAL INFORMATION

percentage of new postpaid subscribers, which should have a significant impact on future revenue growth. On the cost side, we continued to carefully manage expenses, despite a significant ramp-up in subscriber acquisition. As a result, we exceeded our revised 2003 target for operating income before depreciation and amortization. Moreover, despite the overwhelming success of City Fido in Vancouver, we maintained a tight check on capital spending. Consequently, for full-year 2003, we generated free cash flow of approximately $36 million and ended the year with $104 million in available cash.”

Some operating and financial highlights for the fourth quarter and year ended December 31, 2003 include:

•	Total retail gross customer activations increased 108% to 230,045, up from 110,347 in the fourth quarter of 2002. Postpaid subscriber additions represented 59% of the total gross additions for the quarter, while prepaid accounted for the remaining 41%. This compares with a postpaid-to-prepaid split of 23% to 77% for the same quarter in the previous year.

•	The average monthly blended churn rate for the quarter improved to 3.3% from 3.8% for the fourth quarter of 2002. The Company is proactively addressing customer retention by implementing initiatives, such as handset upgrade and replacement programs for its high-value subscribers, and by introducing a loyalty agreement for its customers.

•	The Company added 107,422 new net retail customers in the fourth quarter of 2003, compared with the loss of 30,212 customers for the same quarter in 2002, due to the combined effects of a significantly larger number of new gross activations and lower customer churn. As of December 31, 2003, Microcell provided wireless service to 1,245,146 retail customers, 592,180 of whom were on postpaid and 652,966 on prepaid. This represents an increase of 7% over the past twelve months. The Company also provided PCS network access to 33,042 wholesale subscribers as at the end of 2003, an increase of 59% compared with 20,845 at the end of 2002.

•	Postpaid average monthly revenue per user (ARPU) increased to $60.61 from $59.01 in the fourth quarter of 2002, due mainly to a positive change in the price plan mix toward monthly plans with a higher base revenue brought about by the introduction of City Fido. Prepaid ARPU for the fourth quarter of 2003 decreased to $18.33 from $20.86 in 2002, primarily as a result of decreased minutes of usage. Despite higher fourth quarter postpaid ARPU, on a blended basis, the combined postpaid and prepaid ARPU decreased to $37.99 from $39.42 for the fourth quarter of 2002, due to the combination of a proportionately greater number of prepaid subscribers in the Company’s customer base and lower prepaid ARPU.

•	The retail cost of acquisition (COA) for the fourth quarter decreased 19% to $241 per gross addition, down from $297 per gross addition in 2002. This result was due directly to the substantially greater number of gross activations, year-over-year.

•	As of December 31, 2003, the Company had cash, cash equivalents, short-term investments and marketable securities totalling $104.0 million, compared with $147.0 million as at the end of the third quarter of 2003. The cash was used primarily to fund subscriber acquisition and for capital expenditures, which amounted to $36.7 million in the fourth quarter of 2003. This capital spending reflected increases to network capacity and improvements to signal strength to support City Fido in Vancouver, as well as subscriber and usage growth in the Company’s other markets.

Fourth Quarter 2003 Results of Operation

Non-GAAP measures

The following are not measures or indicators that are governed or defined by Canadian GAAP. We believe these measures are useful to investors because they include the same meaningful information that is used by our management to assess the company’s performance. In addition, we are committed to respect certain covenants under our credit agreements, which include certain of these measures.

All of these terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net income (loss), operating income (loss), cash flows from operating activities or any other measures of performance under Canadian GAAP:

•	Churn rate is expressed on a percentage basis for a given period and is calculated as the number of deactivated subscribers divided by the average number of subscribers during such period;

•	Postpaid average revenue per user (“ARPU”) for a given period is calculated as the postpaid service revenues plus the roaming-in revenues included in the services revenues line of the financial statements for the period, plus or minus the effect of promotions, deferred revenues, and any retroactive adjustments accounted for in the period, divided by the average number of postpaid subscribers during such period;

•	Prepaid ARPU for a given period is calculated as the prepaid service revenues included in the service revenues line of the financial statements for the period plus the effect of promotions and plus or minus any retroactive adjustments accounted for the period, divided by the average number of prepaid subscribers during such period;

•	Blended ARPU for a given period is calculated as the postpaid revenues plus the prepaid revenues plus the roaming-in revenues included in the service revenues line of the financial statements for the period, plus the effect of promotions and the deferred revenue adjustment, and plus or minus any retroactive adjustments accounted for in the current period, divided by the average number of postpaid and prepaid subscribers during such period;

•	The cost of acquisition (“COA”) of a retail subscriber for a given period is calculated as the handset subsidy and selling and marketing expenses related to the acquisition of subscribers divided by the number of gross retail subscriber additions during such period. The handset subsidy of a retail subscriber for a given period is calculated as the product sales presented in the financial statements (excluding non-retail sales and retention sales) minus the cost of products presented in the financial statements but excluding non-retail costs of products, equipment costs related to retention sales and voucher costs, and plus or minus adjustments for equipment cost devaluation, as well as any other retroactive adjustments accounted for in the period. The selling and marketing expenses for a given period are calculated based on the selling and marketing expenses presented in the financial statements and include promotion expenses from service revenues and expenses of the activation department, but exclude non-retail related costs, retention expenses for programs and departmental activities, and after sales service expenses;

•	Operating income before depreciation and amortization, or OIBDA, is defined as operating income (loss) calculated in accordance with Canadian GAAP, excluding the depreciation and the amortization;

•	OIBDA margin is defined as OIBDA divided by total revenues.

Corporate Developments

•	We launched Canada’s first home and mobile service in the Greater Vancouver area under the name City Fido™. This service, which is positioned as an alternative to traditional wireline telephone service, includes unlimited local calling throughout the entire lower mainland of British Columbia, which covers a larger local calling area than that of the incumbent telephone company. Many customers will have the option of transferring their existing home or single-line business phone number to their City Fido service and keeping their white pages directory listing. Microcell is the first and currently the only wireless company in Canada to offer local number portability;

•	During the quarter, we introduced three new handsets, bringing the total number of wireless devices offered to 16 as at the end of 2003;

•	We launched a brand new on-line store for our customers. This new element in our integrated distribution strategy ensures optimal diversification of our channels and better access to our products;

•	Inukshuk announced the creation of a new venture with Allstream Inc. and NR Communications, LLC. The new company plans to build an MCS network to offer high-speed Internet, IP-based voice and local networking services using broadband wireless access technology. Each party owns one-third of the new company, which will operate as an independent entity. Inukshuk will contribute the use of 60 MHz of its MCS Licenses, but no monetary investment. The first commercial service launch is planned for early 2004. Contributions to the venture will be made in two phases and the second phase is subject to certain conditions;

•	We implemented a handset replacement and upgrade program through a telemarketing and direct mail campaign targeted at our high-value subscribers;

SELECTED QUARTERLY INFORMATION

	Three-month periods ended
	December 31

	2003	2002

	$	$
(In thousands of Canadian dollars, unless otherwise indicated)
Revenues	151,434	150,751
OIBDA(1)	(1,669)	21,070
Loss before income taxes	(19,599)	(123,496)
Net loss	(11,248)	(123,662)
Basic and diluted loss per share (in dollars)	$(4.42)	$(0.51)
Capital expenditures	36,670	5,977
Total assets (as at December 31)	808,706	912,854
Long-term debt (as at December 31)	315,164	2,032,678
Cash dividends declared	nil	nil
Other data:
ARPU (in dollars)
Postpaid	$60.61	$59.01
Prepaid	$18.33	$20.86 (2)
Blended	$37.99	$39.42 (2)
COA (in dollars)(3)	$241	$297
Net retail subscriber additions
Postpaid	75,116	(59,789)
Prepaid	32,306	29,577

Total	107,422	(30,212)

Churn rate	3.3%	3.8%
Total retail subscribers, end of period
Postpaid	592,180	545,062
Prepaid	652,966	619,459

Total	1,245,146	1,164,521

(1)	Reconciliation of OIBDA

	Three-month periods ended
	December 31

	2003	2002

	$	$
Operating loss	(19,658)	(52,240)
Depreciation and amortization	17,989	73,310

OIBDA	(1,669)	21,070

(2)	Calculation excludes 50,000 inactive prepaid service customers.

(3)	Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

SELECTED ANNUAL INFORMATION

	Years ended December 31

	2003		2002		2001

	$		$		$
(In thousands of Canadian dollars, unless otherwise indicated)
Revenues		570,787	591,062		541,490
OIBDA(4)		86,577	83,518		(15,029)
Income (loss) before income taxes		52,859	(642,396)		(500,207)
Net income (loss)		50,476	(570,501)		(498,485)
Basic and diluted earnings (loss) per share for the four and eight months period in 2003 and for the twelve months periods in 2002 and 2001(in dollars)	$ $	0.19/ (3.22)	$(2.37)		$(4.56)
Capital expenditures		72,818	124,683		277,395
Total assets		808,706	912,854		1,395,259
Long-term debt		315,164	2,032,678		1,887,048
Cash dividends declared	nil		nil		nil
Other data:
ARPU (in dollars)
Postpaid		$60.63	$59.12		$60.56
Prepaid		$19.32	$18.64	(5)	$21.02
Blended		$38.32	$39.73	(5)	$41.14
COA (in dollars)(6)		$255	$287		$325
Net retail subscriber additions
Postpaid		47,118	(92,636)		169,880
Prepaid		33,507	137,947		116,803

Total		80,625	45,311		286,683

Churn rate		3.2%	3.4	%(7)	2.6%
Total retail subscribers, end of period
Postpaid		592,180	545,062		637,698
Prepaid		652,966	619,459		571,512

Total		1,245,146	1,164,521		1,209,210

(4)	Reconciliation of OIBDA

				Twelve months	Twelve months
				ended	ended
	Eight months	Four months	Twelve months
	ended	ended	ended	December 31
	December 31	April 30	December 31
	2003	2003	2003	2002	2001

	$	$	$	$	$
Operating income (loss)	1,250	(20,832)	(19,582)	(382,297)	(193,019)
Depreciation and amortization	46,771	59,388	106,159	465,815	177,990

OIBDA	48,021	38,556	86,577	83,518	(15,029)

(5)	Calculation excludes 50,000 inactive prepaid service customers.

(6)	Beginning with the second quarter of 2003, we adjusted our calculation of COA to include shrinkage and obsolescence. All comparative figures were adjusted accordingly.

(7)	Calculation excludes 40,000 inactive prepaid service customers, who were deactivated during 2002 following the termination of a customer retention program.

During the fourth quarter of 2003, we activated 230,045 new gross retail customers, more than double the 110,347 we acquired during the same quarter in 2002. The significant year-over-year improvement in quarterly gross activations reflects an increase in both postpaid and prepaid subscriber additions. This result reflects our return to the wireless market as a fully active competitor, compared with the fourth quarter of the previous year when we consciously decided to restrict subscriber acquisition in order to preserve cash while we continued pursuing our capital restructuring activities. Despite the highly competitive market conditions within the Canadian wireless industry, we believe our estimated market share of industry gross additions for the fourth quarter of 2003 in regions where Fido service is offered exceeded 22%, compared with 13% for the same quarter in 2002. This result continues the positive trend towards our return to historic market share levels for new industry gross additions. Although the fourth quarter is a period when prepaid activations are traditionally higher due to the commitment-free, gift-giving nature of the product, our postpaid additions were higher, which demonstrates the impact on consumers from our competitive promotions, high-profile advertising campaigns, and new City Fido service in Vancouver. Accordingly, postpaid subscriber additions represented 135,540, or 59%, of the total gross activations for the fourth quarter of 2003, up significantly from 25,690, or 23%, in the same quarter last year, while prepaid accounted for the remaining 94,505, or 41%, gross customer additions, compared with 84,657, or 77% for the fourth quarter of 2002.

Our blended monthly churn rate for the three-month period ended December 31, 2003 improved to 3.3% from 3.8% for the same three months in 2002. The year-over-year decrease was due to both lower postpaid churn and lower prepaid churn. Although our fourth-quarter postpaid churn rate decreased slightly from 3.0% in 2002 to 2.9% in 2003, we experienced an increase in this rate compared with the previous quarter. We believe that the sequential quarterly increase was due largely to the effect of the attacks launched by our competitors directly at our customers in central and eastern Canada in response to our new City Fido service in Vancouver. We are addressing this issue pro-actively by designing retention programs aimed at increasing our customers’ level of satisfaction and loyalty, which should make us less vulnerable to our competitors’ attacks in future quarters. As a result, we accelerated a handset replacement and upgrade program via a telemarketing and direct mail campaign targeted at our high-value subscribers. We also recently launched a loyalty program, whereby our customers can accumulate reward points based on spending that can be redeemed toward the purchase of a handset of their choice. In addition, we are introducing optional loyalty agreements for our postpaid customers starting in February 2004.

Our prepaid churn rate decreased to 3.7% in the fourth quarter of 2003 from 4.5% in the same quarter one year earlier. The year-over-year improvement can be attributed primarily to the success of our marketing program to reduce the number of inactive prepaid accounts and to stimulate usage among occasional, security-type wireless customers both by offering a differentiated rate structure, that includes a low-cost weekend and evening rate to better address their lifestyle and usage patterns, and by educating them on our business rules regarding voucher expiry, airtime account replenishment and deactivation.

Due to the combined effects of a significantly larger number of new gross activations and lower customer churn, we added 107,422 new net retail customers in the fourth quarter of 2003, 75,116, or 70%, of which were on higher-value postpaid platforms. This result compared with the reduction of 30,212 customers, including the loss of 59,789 postpaid subscribers, for the same quarter in 2002. Accordingly, as at December 31, 2003, we provided wireless service to 1,245,146 retail PCS customers, 592,180 of which were postpaid and 652,966 prepaid, compared with a retail customer base of 1,164,521 at the end of 2002 consisting of 545,062 postpaid subscribers and 619,459 prepaid customers. In addition, as at December 31, 2003, we provided PCS network access to 33,042 wholesale subscribers, compared with 22,712 at the end of the third quarter of 2003 and 20,845 at the end of 2002. The increases were due mainly to Sprint Canada’s new combined home, long distance and Fido wireless bundled service offering introduced commercially on September 10, 2003.

Revenues (in millions of Canadian dollars)

	Three	Three
	months	months
	ended	ended
	December 31	December 31
	2003	2002

	$	$
Services	134.6	140.8
Equipment sales	16.8	10.0

Revenues	151.4	150.8

Service revenues for the three-month period ended December 31, 2003 decreased by $6.2 million to $134.6 million from $140.8 million for the fourth quarter of 2002. The year-over-year difference was composed of: a $3.1 million decrease in prepaid revenues resulting mainly from lower prepaid ARPU, despite a higher average number of prepaid subscribers in the customer base; a $2.8 million decrease in postpaid revenues due primarily to a lower average number of postpaid subscribers, offset partially by higher postpaid ARPU; and lower wholesale revenues for $0.3 million.

Equipment sales were $16.8 million for the fourth quarter of 2003, compared with $10.0 million for the same quarter in 2002. Despite lower average handset prices as a result of holiday season promotional offers, fourth-quarter equipment sales improved year-over-year due primarily to a higher number of handsets sold, resulting directly from a significant increase in the number of gross activations.

Postpaid ARPU increased by 3% to $60.61 for the fourth quarter of 2003 from $59.01 for the same three-month period in 2002. The improvement was due largely to an increase in the recurring portion of monthly revenues per user resulting from the positive impact of City Fido on our price plan mix, increased value-added service and data-related revenues per user, greater long distance usage per user. This was partially offset by a reduction in extra airtime revenues per user as a result of greater in-bucket usage. Average monthly usage by our postpaid subscribers for the fourth quarter of 2003 was 421 minutes, compared with 365 minutes for the same quarter one year earlier. The increase can be attributed mainly to our new City Fido service in Vancouver that offers unlimited local usage for a fixed price of $40 per month. The ARPU for our retail prepaid service decreased in the fourth quarter of 2003 to $18.33 from $20.86 in 2002, primarily as a result of decreased minutes of usage. Average monthly usage by our prepaid customers in the fourth quarter was 61 minutes, compared with 67 minutes in 2002. Despite higher postpaid ARPU compared to one year ago, on a blended basis, our combined postpaid and prepaid ARPU for the three months ended December 31, 2003 decreased to $37.99 from $39.42 for the same period in 2002, due to the combination of a proportionately greater number of prepaid subscribers in our customer base and lower prepaid ARPU.

In addition, our Fido postpaid and prepaid customers sent approximately 19.2 million text messages in the fourth quarter of 2003, up 44% compared with the fourth quarter of 2002.

Costs and operating expenses (in millions of Canadian dollars)

	Three	Three
	months	Months
	ended	ended
	December 31	December 31
	2003	2002

	$	$
Cost of services	47.9	45.9
Cost of products	49.2	29.2
Selling and marketing	34.6	24.0
General and administrative	21.4	26.9
Restructuring charges	—	3.7
Depreciation and amortization	18.0	73.3

Costs and operating expenses	171.1	203.0

We continued to exercise careful cost control and showed financial discipline in the fourth quarter of 2003, despite increased expenses due primarily to a greater level of subscriber acquisition activity during the most important retail period of the year for wireless operators. Costs and operating expenses (excluding depreciation and amortization) for the three-month period ended December 31, 2003 were $153.1 million, compared with $129.7 million for the same quarter in 2002. The year-over-year increase was attributable to higher cost of products and services and higher selling and marketing expenses, offset partly by lower general and administrative expenses (“G&A”).

Fourth-quarter cost of services increased to $47.9 million in 2003 from $45.9 million in 2002. The $2.0 million variance was composed of a $2.4 million increase in customer care, training and billing costs and a $0.2 million increase in network operating costs, which was compensated for, in part, by a $0.6 million reduction in contribution charges paid to the CRTC. During the fourth quarter of 2003, the CRTC finalized the 2003 contribution rate at 1.1% of eligible revenues, retroactive to January 1, 2003, which compared favorably to the rate of 1.3% for 2002.

Our cost of products for the fourth quarter of 2003 was $49.2 million, up from $29.2 million for the fourth quarter of 2002. The $20.0 million year-over-year increase was due primarily to: a higher volume of handsets and accessories sold, resulting in an incremental expense of $19.0 million; increased per-unit handset costs for an aggregate amount of $2.9 million, attributable to a higher-cost mix of handsets sold; and higher assembly, refurbishing and packaging costs of $0.6 million. These cost increases were partially offset by a decrease in prepaid voucher production costs of $1.6 million, and lower obsolescence and inventory devaluation of $0.9 million.

For the three months ended December 31, 2003, selling and marketing expenses increased to $34.6 million from $24.0 million for the same period in 2002. The comparatively lower spending in the fourth quarter of 2002 can be explained by our focus on cash preservation at that time, as we continued to concentrate on our capital reorganization, which had a direct impact on our ability to remain competitive. By the fourth quarter of 2003, we had fully re-established our market presence and resumed normal spending levels for subscriber acquisition. Accordingly, the higher selling and marketing costs in the fourth quarter of 2003 reflect an increase in retail partner compensation due to a greater overall level of sales in combination with a higher proportion of postpaid gross activations, an increase in promotional discounts and advertising expenses as a result of the step-up in our holiday season marketing campaign and the launch of City Fido in Vancouver, and continued spending on customer retention.

Despite a higher mix of postpaid versus prepaid gross additions and increased spending on promotions and advertising, our COA decreased 19% to $241 per gross addition for the fourth quarter of 2003 from $297 per gross addition for the same quarter in the previous year, due directly to the substantially greater number of quarterly gross additions, year-over-year.

G&A expenses decreased to $21.4 million for the last three months of 2003 from $26.9 million for the same period in 2002. The 20% improvement was on account of lower bad debt expense stemming from the higher credit worthiness of the Company’s current customer base and to reduced salaries and benefits as a result of a decrease in the number of full-time equivalent employees.

Due to the realignment of our equity interest and capital structure under our recapitalization plan, we were required to perform as at May 1, 2003 a comprehensive revaluation of our balance sheet referred to as “fresh start accounting”, which included an adjustment to the historical carrying value of our assets and liabilities to their fair values. As a result, and in order not to surpass the fair value of the enterprise as a whole, the carrying value of our property, plant and equipment was reduced from $602.1 million to $289.7 million as at May 1, 2003. Accordingly, depreciation and amortization decreased to $18.0 million for the three-months ended December 31, 2003 from $73.3 million for the same periods in 2002.

Our operating loss for the three months ended December 31, 2003 was $19.7 million, compared with an operating loss of $52.2 million for the same period in 2002. The improvement was mainly due to the decrease in depreciation and amortization expense of $55.3 million following the reduction in property, plant and equipment as a result of fresh-start accounting. OIBDA for the three months ended December 31, 2003 was negative $1.7 million, compared with OIBDA of $21.1 million for the same period in 2002. The decrease resulted primarily from an increase in the costs associated with financing the acquisition of approximately 120,000 additional subscribers in the fourth quarter of 2003, compared with the fourth quarter of 2002. Accordingly, total operating costs and expenses before depreciation and amortization increased by 18%, year-over-year.

Other (in millions of Canadian dollars)

	Three	Three
	months	Months
	ended	ended
	December 31	December 31
	2003	2002

	$	$
Net interest expense and financing charges	(4.2)	(54.6)
Foreign exchange gain	1.7	7.5
Loss on financial instruments	—	(2.2)
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	(16.9)
Gain (loss) in value of investments, marketable securities and other assets	2.5	(4.7)
Share of net loss in investees	—	(0.2)
Income tax benefit (provision)	8.4	(0.2)
Net loss	(11.2)	(123.7)
Net loss applicable to Class A and Class B shares	(17.8)	n/a

For the fourth quarter of 2003, interest expense and financing charges (net of interest income) were $4.2 million, compared with $54.6 million for the same period one year earlier. The decrease was the direct result of the reduction in long-term debt following the implementation of our recapitalization plan on May 1, 2003, the appreciation of the Canadian dollar relative to the U.S. dollar, and the absence of amortizable deferred financing costs in 2003 following their complete write-off at the end of 2002 due to the impending capital reorganization. Cash interest of $4.7 million and debt principal repayments of $2.6 million were paid during the fourth quarter of 2003.

The foreign exchange gain for the fourth quarter of 2003 decreased to $1.7 million from $7.5 million for the same three-month period in 2002. The decline was due to the greater positive impact in the fourth quarter of 2002 of a favorable change in the U.S./Canadian foreign exchange rate on a relatively higher level of U.S.-dollar denominated long-term debt outstanding. We had approximately $1.4 billion of U.S.-dollar long-term debt outstanding and unhedged in the fourth quarter of 2002. As a result of certain swap transactions that we entered into post-recapitalization on approximately half of our total U.S. dollar-denominated debt (approximately $100 million ($72.2 million U.S.) of the total Tranche B Debt), we are less vulnerable to foreign exchange fluctuations. Currently, the U.S.-dollar denominated portion of debt represents two-thirds of the total, or approximately $200 million of the $300 million of face amount Tranche B Debt.

Given the recapitalization process in which we were engaged in 2002, we decided to terminate all our hedging agreements. These terminations, as well as the de-designation of the cross-currency swap on the principal balance of the 2009 Senior Discount Notes due in 2009 we had before the recapitalization process, created a net loss on financial instruments of $2.2 million for the three-month period ended December 31, 2002.

In addition, we wrote down $18.9 million of deferred financing costs, a $17.7 million deferred loss on financial instruments, and a $19.7 million deferred gain on financial instruments for a net total loss of $16.9 million, all which related to the long-term debt in default as at December 31, 2002.

During the fourth quarter of 2003, we posted a gain in value of investments, marketable securities and other assets of $2.5 million compared with a loss of $4.7 million during the same period in 2002. This was mainly due to the gain we made on the sale of our investment in Saraide Inc. at the end of 2003 compared with the fact that our investment in Argo II: The Wireless Internet Fund Limited Partnership (“Argo II”) was reduced to its estimated fair value of nil as at December 31, 2002.

The share of loss in investees for the three months ended December 31, 2003 was nil, compared with $0.2 million for the same periods in 2002. The loss in 2002 were due primarily to the recognition of our share of the loss sustained by GSM Capital Limited Partnership (“GSM Capital”), brought about mainly by the general decline in market conditions for high technology companies during 2002, which were the main components of GSM Capital’s portfolio.

On May 1, 2003, the Company’s tax losses and net deductible temporary differences were not included in the “fresh start accounting” adjustments since a valuation allowance was provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits related to both the unrecognized tax losses carried forward and the net deductible temporary differences will be realized, they will first be applied to reduce the unamortized amount of intangible assets that were recorded as at May 1, 2003. As at December 31, 2003, these tax losses and net deductible temporary differences amounted to approximately $1.9 billion.

The income tax benefit for the fourth quarter of 2003 was mainly due to a recovery in 2003 income tax expense following a fourth quarter where we posted a loss before income taxes of $19.6 million.

We posted a consolidated net loss of $11.2 million and a consolidated net loss applicable to the Class A and Class B Shares of $17.8 million (when considering the accretion of the redemption price on the Preferred Shares) for the fourth quarter of 2003. As a result, basic and diluted loss per share for the three months ended December 31, 2003 was $4.42. This compared with a consolidated net loss of $123.7 million and a basic and diluted loss per share of $0.51 for the same quarter in 2002. The year-over-year improvement in fourth-quarter net loss was due primarily to lower interest expense arising from the reduction of debt related to the capital reorganization and decreased depreciation and amortization resulting from the revaluation of property, plant and equipment under the “fresh start accounting”. For the twelve months ended December 31, 2003, we recorded net income of $33.4 million (composed of net income of $45.5 million for the four-month pre-reorganization period and a net loss applicable to the Class A and Class B Shares of $12.1 million for the eight-month post-reorganization period), as well as basic and diluted earnings per share of $0.19 for the first four months of 2003 and a basic and diluted loss per share of $3.22 for the following eight months. This compared with a net loss of $570.5 million and a basic and diluted loss per share of $2.37 for full-year 2002. The net loss figures for 2002 included a $150.5 million non-cash net charge to account for the impairment in the value of the MCS Licenses. This non-cash charge represented a $223.4 million write-down in the value of the MCS Licenses net of related income tax benefits of $72.9 million arising from the difference between the carrying value of the licenses and the tax basis of the intangible assets acquired.

As at December 31, 2003, we had cash and cash equivalents and short-term investments of $104.0 million compared with $121.7 million as at May 1, 2003. In addition, as at December 31, 2003, we had access to a revolving bank credit facility in the amount of $25 million. Pursuant to the terms of this credit agreement, we are entitled to raise up to an additional $50 million in revolving bank credit facility if necessary. As at December 31, 2003, no amounts were drawn on this facility. As at December 31, 2003, we had outstanding letters of credit for an aggregate amount of $0.4 million.

As at December 31, 2003, we had outstanding amounts of $271.8 million as Tranche B Debt and $52.7 million as Tranche C Debt for total borrowings of $324.5 million (including a current portion of $9.3 million).

We entered into swap transactions with a preferred shareholder, who is also a lender, to manage our exposure to foreign exchange rate fluctuations on a portion of the U.S. dollar denominated portion of the Tranche B Debt. We swapped $50 million (US$35.5 million) of the principal of the Tranche B Debt at a rate of 1.3986 and $50 million (US$36.7 million) of the principal of the Tranche B Debt at a rate of 1.3548. The swap transactions were renewed on November 28, 2003 for a period of three months.

Capital expenditures for the fourth quarter and full-year 2003 were $36.7 million and $72.8 million, respectively, compared with spending of $6.0 million and $124.7 million for the same periods in 2002. The year-over-year increase in fourth-quarter capital expenditures, reflected a return to more normal spending levels for network signal and capacity improvements, as well as the additional costs associated with the launch and on-going support of City Fido in Vancouver. The significant reduction in yearly capital spending for 2003, however, was due to our self-imposed growth slowdown during the capital restructuring process in order to preserve cash.

2004 Guidance

Our operating and financial targets for 2004 reflect the continuing trend of improvement in subscriber and revenue growth and incorporate the impact of our City Fido business strategy, particularly on customer mix, blended ARPU and capital expenditures. However, we expect the positive impact on customer mix and blended ARPU to be relatively minor in 2004 due to the fact our City Fido service has only been commercially launched in the Vancouver area at the current time. Nevertheless, we expect to increase capital spending in 2004 to accommodate subscriber and usage growth from our traditional PCS service offerings across all our markets, as well as to support ongoing improvements to our back-office systems for new services and to continue offering a superior level of customer service. In addition, a portion of our capital expenditure budget has been directed towards increasing network capacity and enhancing the robustness of our existing service coverage in anticipation of a broader scale launch of City Fido in additional cities starting in 2005. Consequently, we expect capital expenditures to be in the range of $170 million to $180 million for 2004. As a result, despite vastly reduced debt service payments resulting from a recapitalized balance sheet, we expect to report negative free cash flow for 2004. In future years, however, we believe that a more extensive rollout of City Fido will lead to faster service revenue growth and operating margin expansion, which should more than compensate for the additional capital expenditures required to accommodate greater network usage of the service.

If we were successful in securing incremental capital financing in 2004, we would consider accelerating our planned rollout of City Fido. Under such circumstances, some our of key business plan assumptions including subscriber growth, customer mix, ARPU, operating profit and capital spending would change.

For 2004, we are targeting to achieve around a 30% to 40% increase in OIBDA based on total revenue growth of approximately 15% and continued prudent cost control. Both revenue and OIBDA are being driven by subscriber growth expectations of around 15% and further margin expansion from improved scale efficiencies. Accordingly, we expect to report service revenues (excluding revenue from equipment sales) of approximately $615 million to $640 million on total retail net subscriber additions of approximately 175,000 for the full year, while OIBDA is expected to be in the range of $115 million to $125 million.

Given the recent strength in demand for wireless services and the market momentum that we have created with our competitive products and differentiated services, we expect to increase gross additions by approximately 10% to 15%. This number would represent an adjusted market share in the range of 18%, up from 17% in 2003. We expect that about 60% of these new gross subscriber activations will be postpaid. As a result, blended ARPU is expected to increase to approximately $39. Given that we have the lowest COA in the Canadian wireless industry, we believe that it is one area that we can further leverage in order to increase gross additions. As a result, we expect COA could increase by as much as 5% to 10% compared with the average cost achieved in 2003. Nevertheless, this result should still represent the lowest cost in the Canadian wireless industry. Given the aggressive retaliatory actions by our competitors in response to City Fido, we intend to increase focus on our customer retention initiatives in an effort to further reduce our blended churn rate. As a result, we are targeting a blended churn rate in the high 2% range for 2004.

In 2004, maintaining our market share position is an important objective. However, we intend to pursue this objective in a financially prudent manner by seeking profitable revenue growth in high-growth market segments, such as the ones represented by City Fido, and by adjusting our cost structure on an ongoing basis to match it with the revenue streams that will be generated from incremental subscriber growth. As a result, our goal is to maintain cash availability above $100 million.

The key measures on which we will measure our performance in 2004 are as follows:

	2004 Targets	2003 Actuals	Change

Gross additions	580,000 to 610,000	529,000	51,000 to 81,000
Blended churn rate	2.7% to 3.0%	3.2%	20 bps to 50 bps
Service revenues	$615 to $640 million	$528 million	$87 to $112 million
Operating income (loss)	$15 to $25 million	$(20) million	$35 to $45 million
Depreciation and amortization	$100 million	$106 million	$6 million
OIBDA	$115 to $125 million	$87 million	$28 to $38 million
Capital expenditures	$170 to $180 million	$73 million	$97 to $107 million

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido® brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors

The statements made in this release concerning Microcell’s future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company’s control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company’s Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company’s transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Conference Call

A listen-only Webcast and replay of Microcell’s fourth quarter 2003 conference call can be accessed at the following links: www.ccbn.com or www.microcell.ca/investors. The Webcast will begin at 2:00 p.m. (ET) today, and the replay will be available until February 26, 2004. A recording of the conference call will also be available and can be accessed by anyone who calls 1 800 558-5253 and enters reservation number 21184114#. The recording will be accessible at any time between 4:00 p.m. (ET) on Thursday, February 12, 2004, and 11:59 p.m. (ET) on Thursday, February 26, 2004.

Fido is a registered trademark of Microcell Solutions Inc.
City Fido is a trademark of Microcell Solutions Inc.

www.microcell.ca
www.fido.ca

For more information:

Investment community: Thane Fotopoulos 514 937-0102, ext. 8317 thane.fotopoulos@microcell.ca	Media: Claire Fiset 514 937-0102, ext. 7824 claire.fiset@microcell.ca

Colin Macrae 604 618-2294 colin.macrae@microcell.ca

Microcell Telecommunications Inc.

(In thousands of Canadian dollars)

CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	As at	As at
	December 31	May 1

	2003	2003
	$	$

		(note 1)
ASSETS
Current assets
Cash and cash equivalents	43,094	111,765
Short-term investments	60,927	9,912
Receivables	76,796	64,552
Inventories	27,593	21,865
Prepaid license fees, rental sites and other prepaid	26,850	34,043
Deferred charges	10,601	7,044
Other current assets	6,188	2,906

Total current assets	252,049	252,087
Property, plant and equipment (note 3)	318,041	289,692
Intangible assets (notes 1 and 6)	233,819	241,202
Long-term investments and other non-current assets	4,797	5,227

	808,706	788,208

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	91,634	65,026
Deferred revenues	42,328	34,207
Derivative instruments (note 4)	6,348	—
Current portion of long-term debt (note 4)	9,298	10,000

Total current liabilities	149,608	109,233
Long-term debt (note 4)	315,164	340,000

	464,772	449,233

Shareholders’ equity
Share capital (note 5)	338,154	321,049
Warrants (note 5)	17,926	17,926
Deficit	(12,146)	—

	343,934	338,975

	808,706	788,208

See accompanying notes.

Microcell Telecommunications Inc.

(In thousands of Canadian dollars, except for per share data)

INTERIM CONSOLIDATED STATEMENTS OF
NET INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
(UNAUDITED)

			Pre-reorganization

	Three months	Eight months	Four months	Three months	Twelve months
	ended	ended	ended	ended	ended
	December 31	December 31	April 30	December 31	December 31
	2003	2003	2003	2002	2002
	$	$	$	$	$

Revenues
Services	134,616	357,483	170,196	140,730	566,706
Equipment sales	16,818	35,610	7,498	10,021	24,356

	151,434	393,093	177,694	150,751	591,062

Costs and expenses
Cost of services	47,956	123,029	59,079	45,850	187,042
Cost of products	49,206	93,552	23,416	29,226	102,110
Selling and marketing	34,586	73,185	24,585	23,987	103,953
General and administrative	21,355	55,306	32,058	26,885	106,945
Restructuring charges	—	—	—	3,733	7,494
Depreciation and amortization	17,989	46,771	59,388	73,310	465,815

	171,092	391,843	198,526	202,991	973,359

Operating income (loss)	(19,658)	1,250	(20,832)	(52,240)	(382,297)
Interest income	940	2,609	1,888	1,725	5,479
Interest expense (note 4)	(5,115)	(14,817)	(70,608)	(56,333)	(226,829)
Foreign exchange gain (loss) (note 4)	1,730	13,926	136,553	7,475	926
Gain on financial instruments	—	—	—	(2,246)	6,570
Write-down of deferred financing costs and deferred gain and loss on financial instruments	—	—	—	(16,947)	(16,947)
Gain (loss) in value of investments, marketable securities and other assets	2,504	2,578	312	(4,732)	(16,086)
Share of net loss in investees	—	—	—	(198)	(13,212)

Income (loss) before income taxes	(19,599)	5,546	47,313	(123,496)	(642,396)
Income tax benefit (provision)	8,351	(587)	(1,796)	(166)	71,895

Net income (loss)	(11,248)	4,959	45,517	(123,662)	(570,501)
Accretion on redemption price - First and Second Preferred Shares (note 5)	(6,515)	(17,105)	—	—	—

Net income (loss) applicable to Class A and Class B shares	(17,763)	(12,146)	45,517	(123,662)	(570,501)
Retained earnings (deficit), beginning of period	5,617	—	(2,466,674)	(2,343,012)	(1,896,173)

Retained earnings (deficit), end of period	(12,146)	(12,146)	(2,421,157)	(2,466,674)	(2,466,674)

Basic and diluted earnings (loss) per share (note 2)	(4.42)	(3.22)	0.19	(0.51)	(2.37)

     See accompanying notes.

Microcell Telecommunications Inc.

(In thousands of Canadian dollars)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

			Pre-reorganization

	Three months	Eight months	Four months	Three months	Twelve months
	ended	ended	ended	ended	ended
	December 31	December 31	April 30	December 31	December 31
	2003	2003	2003	2002	2002
	$	$	$	$	$

OPERATING ACTIVITIES
Net income (loss)	(11,248)	4,959	45,517	(123,662)	(570,501)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities
Depreciation and amortization	17,991	46,771	59,388	73,310	465,815
Accreted interest on long-term debt	1,026	2,693	13,425	12,207	72,762
Financing charges	—	—	—	2,243	9,128
Income tax provision (note 6)	(8,554)	(507)	—	(27)	(73,519)
Foreign exchange (gain) loss	(2,300)	(14,542)	(130,166)	(8,495)	(493)
Write down of deferred financing costs and deferred gain and loss on financial instruments	—	—	—	16,947	16,947
Reversal of provision for sales tax	—	—	—	—	(13,806)
Gain on financial instruments	—	—	—	2,246	(6,570)
Loss (gain) in value of investments and marketable securities	(2,436)	(2,436)	14	4,659	16,005
Gain on disposal of assets	—	—	(326)	—	—
Share of net loss in investees	—	—	—	198	13,212

	(5,521)	36,938	(12,148)	(20,374)	(71,020)
Changes in operating assets and liabilities	(823)	17,616	26,665	19,842	30,038

Cash provided by (used in) operating activities	(6,344)	54,554	14,517	(532)	(40,982)

INVESTING ACTIVITIES
Decrease (increase) in short-term investments and marketable securities	(60,927)	(51,015)	73,680	(45,077)	75,851
Additions to property, plant and equipment	(36,670)	(67,318)	(5,500)	(5,977)	(124,683)
Proceeds from the sale of long-term investments	2,581	2,581	2,089	(677)	949
Proceeds from termination of derivative instruments	—	—	—	2,127	31,041
Additions to long-term investments and other non-current assets	(29)	(133)	—	3,152	(3,728)

Cash provided by (used in) investing activities	(95,045)	(115,885)	70,269	(46,452)	(20,570)

FINANCING ACTIVITIES
Increase in long-term debt	—	—	—	—	100,000
Repayment of long-term debt	(2,554)	(7,340)	—	—	(10,732)
Financing costs	—	—	—	(13,000)	(19,742)

Cash provided by (used in) financing activities	(2,554)	(7,340)	—	(13,000)	69,526

Increase (decrease) in cash and cash equivalents for the period	(103,943)	(68,671)	84,786	(59,984)	7,974
Cash and cash equivalents, beginning of period	147,037	111,765	26,979	86,963	19,005

Cash and cash equivalents, end of period	43,094	43,094	111,765	26,979	26,979

Additional information
Interest paid	4,675	12,710	13	6,698	82,348
Income taxes paid	350	1,034	639	472	2,294

     See accompanying notes.

Microcell Telecommunications Inc.

(All tabular amounts are in thousands of Canadian dollars unless otherwise indicated.)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2003

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION

Description of business

Microcell Telecommunications Inc. (“Microcell”) is incorporated under the Canada Business Corporations Act (“CBCA”) and is a provider of wireless telecommunications services in Canada. As at December 31, 2003, Microcell conducted its wireless communications business through two wholly owned subsidiaries (collectively, the “Company”), which were: Microcell Solutions Inc. (“Solutions”) and Inukshuk Internet Inc. (“Inukshuk”).

Solutions operates a Global System for Mobile Communication (“GSM”) network across Canada and markets Personal Communications Services (“PCS”) and General Packet Radio Service (“GPRS”) under the Fido brand name pursuant to a 30Mhz PCS License (the “PCS License”) issued by the Minister of Industry (Canada) (“Industry Canada”).

Inukshuk was awarded Multipoint Communication Systems (“MCS”) Licenses to deploy a high-speed Internet Protocol-based data network using MCS technology in Canada. In November 2003, Inukshuk entered into a new venture with two partners which, depending on the results of phase 1 of the project, may result in the deployment of a MCS network in Canada. As at December 31, 2003, the activities of this venture were not significant for the Company.

The Company continues to experience growth-related capital requirements arising from the need to fund network capacity improvements, ongoing maintenance and the cost of acquiring new PCS customers. Microcell’s ability to generate positive net income and cash flow in the future is dependent upon various factors, including the level of market acceptance of its services, the degree of competition encountered by the Company, the cost of acquiring new customers, technology risks, general economic conditions and regulatory requirements.

Financial reorganization

On May 1, 2003, the predecessor company of Microcell (“Old Microcell”), and certain subsidiaries of Old Microcell, emerged from a restructuring plan under the Companies’ Creditors Arrangement Act (“CCAA”) and CBCA. The terms of Old Microcell’s restructuring plan are set out in Old Microcell’s plan of reorganization and of compromise and arrangement (the “Plan”), a copy of which is contained in the Information Circular and Proxy Statement dated February 17, 2003 (the “Circular”) filed on SEDAR on February 19, 2003 and on EDGAR with the U.S. Securities and Exchange Commission (“SEC”) on Form 6-K on February 20, 2003. Pursuant to the Plan, Microcell became a holding company for Old Microcell, its previous subsidiaries, which amalgamated together to form Solutions and Inukshuk. The Board of directors was replaced by a new Board of directors and Microcell’s long-term debt obligations decreased by approximately $1.6 billion. On December 31, 2003, Old Microcell was liquidated into Microcell.

Microcell Telecommunications Inc.

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION (Cont’d)

Prior to May 1, 2003, Old Microcell’s Class B Non-Voting Shares were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934. Under the terms of the Plan, Microcell issued First Preferred Voting Shares, First Preferred Non-Voting Shares, Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Class A Restricted Voting Shares (“Class A Shares”), new Class B Non-Voting Shares (“Class B Shares”) and warrants. Two series of warrants (collectively the “Warrants”) were issued pursuant to the Plan: (i) 2-year warrants entitling the holders thereof to subscribe, until May 1, 2005, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $19.91 per share (the “Warrants 2005”); and (ii) 5-year warrants entitling the holders thereof to subscribe, until May 1, 2008, for Class A Shares or Class B Shares of Microcell, as the case may be, at an exercise price of $20.69 per share (the “Warrants 2008”).

For a more detailed description of the transactions related to the Plan, readers are referred to the Plan.

Basis of presentation

Effective May 1, 2003, the date of reorganization, the Company has accounted for its financial reorganization by using the principles of fresh start accounting. Accordingly, all assets and liabilities were revalued at estimated fair values and Microcell’s deficit was eliminated. Microcell determined that its enterprise value was $689 million of which $350 million has been allocated to long-term debt and $339 million to equity. This enterprise value was determined based on several traditional valuation methodologies, utilizing projections developed by management including discounted cash flow analysis and comparable company trading analysis. A comprehensive revaluation of the assets and liabilities of the Company has been done based on this enterprise value.

Microcell Telecommunications Inc.

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION (Cont’d)

The following table summarizes the adjustments recorded to implement the financial reorganization and to reflect the fresh start basis of accounting:

	Microcell as at			Microcell as at
	April 30, 2003	Reorganization		May 1, 2003
	Prior to	and fresh start		After
	reorganization	adjustments		adjustments

	$	$		$

Assets
Current assets	288,849	(36,762)	(i )	252,087
Property, plant and equipment	602,066	(312,374)	(i )	289,692
Intangible assets	2,727	238,475	(i )	241,202
Long-term investments and other assets	8,972	(3,745)	(i )	5,227

	902,614	(114,406)		788,208

Liabilities
Accounts payable and accrued liabilities	196,501	(131,475)	(ii)	65,026
Deferred revenues	34,207	—		34,207
Current portion of long-term debt	10,000	—		10,000

	240,708	(131,475)		109,233
Senior Secured Term Loans	543,925	(203,925)	(ii)	340,000
Senior Discount Notes	1,369,690	(1,369,690)	(ii)	—

	2,154,323	(1,705,090)		449,233

Shareholders’ equity (deficiency)
Share capital	1,167,678	(846,629)	(ii)	321,049
Warrants	1,770	16,156	(ii)	17,926
Deficit	(2,421,157)	2,421,157		—

	(1,251,709)	1,590,684		338,975

	902,614	(114,406)		788,208

Microcell Telecommunications Inc.

1.	DESCRIPTION OF BUSINESS, FINANCIAL REORGANIZATION AND BASIS OF PRESENTATION (Cont’d)

Summary of adjustments

(i)	The Company revalued its assets and liabilities and adjusted their carrying values to reflect the enterprise value of the Company following the financial reorganization. This resulted in a reduction of the current assets (mainly consisting of the deferred charges incurred during the recapitalization process), the property, plant and equipment, the long-term investments and the accrued liabilities. The Company also assigned a value, calculated at management’s best estimate of fair value, to the Company’s intangible assets, which are the PCS License at $188 million, determined using the replacement cost based on comparable transactions, the Fido brand name at $28.5 million, determined using the replacement cost method, and the customer list at $24.7 million, determined using the discounted future cash flows method.

(ii)	Pursuant to the Plan, the senior secured term loans of Old Microcell (carrying value of $553.9 million), the unpaid accrued interest ($12.2 million), and a net payable to Old Microcell’s secured creditors relating to cross currency and interest rate swaps terminated in December 2002 ($9.4 million), were converted into a term loan of $300 million (the “Tranche B Debt”), a term loan of $50 million (the “Tranche C Debt”), 11,766,667 First Preferred Shares ($176.5 million) and 3,600,186 Second Preferred Shares ($54 million) for a total equity interest in the new Company of 68% and 95.6% of voting rights.

Old Microcell’s senior discount notes (carrying value of $1.4 billion) and the unpaid accrued interest thereon ($103.6 million) were converted into 3,600,186 Second Preferred Shares ($54 million), 30,000 Class A Shares ($0.3 million), 3,578,676 Class B Shares ($36 million), 1,329,312 Warrants 2005 ($1.5 million) and 2,215,521 Warrants 2008 ($4.4 million) for a total equity interest in the new Company of 31.9% and 4.4% of voting rights.

The shareholders of Old Microcell (carrying value of $1.2 billion) received 22,469 Class B Shares ($0.2 million), 2,668,990 Warrants 2005 ($3.1 million) and 4,448,422 Warrants 2008 ($8.9 million) for a total equity interest in the new Company of 0.1% and no voting rights.

Comparative figures

Comparative financial statements for periods prior to May 1, 2003 have been presented pursuant to regulatory requirements. In reviewing these comparative financial statements, readers are reminded that they do not reflect the effects of the Plan nor the application of fresh start accounting

Microcell Telecommunications Inc.

2.	EARNINGS (LOSS) PER SHARE

The reconciliation of the numerator and denominator for the calculation of earnings (loss) per share is as follows:

			Pre-reorganization

	Three months	Eight months	Four months	Three months	Twelve months
	ended	ended	ended	ended	ended
	December 31	December 31	April 30	December 31	December 31
	2003	2003	2003	2002	2002
Numerator:	$	$	$	$	$

Net income (loss) for diluted earnings (loss) per share calculation	(11,248)	4,959	45,517	(123,662)	(570,501)
Accretion on redemption price of First and Second Preferred Shares	(6,515)	(17,105)	—	—	—

Net income (loss) for basic earnings (loss) per share calculation	(17,763)	(12,146)	45,517	(123,662)	(570,501)

Denominator: (in thousands)	Number	Number	Number	Number	Number
Weighted-average number of shares outstanding	4,016	3,774	240,217	240,217	240,204
Shares issuable pursuant to the exercise of initial warrants	—	—	253	253	253

Number of shares for basic earnings (loss) per share calculation	4,016	3,774	240,470	240,470	240,457
Shares issuable pursuant to the conversion of First and Second Preferred Shares	18,662	18,662	—	—	—
Shares issuable pursuant to the exercise of stock options	642	463	—	—	—

Number of shares for diluted earnings (loss) per share calculation	23,320	22,899	240,470	240,470	240,457

Basic and diluted earnings (loss) per share (in dollars)	(4.42)	(3.22)	0.19	(0.51)	(2.37)

Basic and diluted losses per share are identical, as the effect of diluted items is antidilutive.

3.	PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003		May 1, 2003

		Accumulated		Accumulated
	Cost	depreciation	Cost	depreciation
	$	$	$	$

PCS network
Switches	137,461	18,008	119,034	—
Infrastructure and towers	111,564	6,034	96,303	—
Radio equipment	51,747	4,410	33,931	—
Application hardware and software	37,912	7,822	26,991	—
Computer hardware and software	8,280	1,346	5,277	—
Office furniture and equipment	4,860	618	4,491	—
Leasehold improvements	5,187	732	3,665	—

	357,011	38,970	289,692	—
Accumulated depreciation	38,970		—

Net carrying value	318,041		289,692

Microcell Telecommunications Inc.

3.	PROPERTY, PLANT AND EQUIPMENT (Cont’d)

Depreciation is provided on a straight-line basis over the estimated useful life of the property, plant and equipment as follows:

PCS network-Switches	7 years
PCS network-Infrastructure and towers	20 years
PCS network-Radio equipment	8 years
Application hardware and software	5 years
Computer hardware and software	3 years
Office furniture and equipment	5 years
Leasehold improvements	Term of the related leases

For property, plant and equipment that existed as at May 1, 2003, the above periods of depreciation were reduced in order to reflect a new cost basis as a result of applying fresh start accounting.

4.	LONG-TERM DEBT

	December 31	May 1
	2003	2003
	$	$

Tranche B Debt	271,769	300,000
Tranche C Debt	52,693	50,000

	324,462	350,000
Less current portion of principal	(9,298)	(10,000)

	315,164	340,000

The minimum contractual payments of Tranche B Debt and Tranche C Debt for the next five years are as follows: $9.3 million in 2004; $9.3 million in 2005; $13.9 million in 2006; $13.9 million in 2007; and $225.5 million in 2008.

The financing arrangements of the Company, as at December 31, 2003, consisted of the following credit agreements:

Tranche A Facility
The Company had access to a revolving bank credit facility (the “Tranche A Facility”) of $25 million, which bears interest at the prime rate plus 2.5%, base rate plus 2.5% or bankers’ acceptance rate plus 3.5%. Pursuant to the terms of the credit agreement of the Tranche A Facility, the Company is entitled to raise up to an additional $50 million in revolving bank credit facility. The Tranche A Facility is payable in April 2006. A commitment fee computed at the rate of 1.0% per annum on the aggregate undrawn amount of the Tranche A Facility is payable on a quarterly basis. The Tranche A Facility is collateralized by a first lien on all the Company’s assets. As at December 31, 2003 and May 1, 2003, no amounts were drawn on this facility.

Microcell Telecommunications Inc.

4.	LONG-TERM DEBT (Cont’d)

Tranche B Debt
The Tranche B Debt, a term loan in the amount of $300 million, comprising a Canadian dollar series in the amount of $104.8 million and a U.S. dollar series with a principal amount equivalent to Canadian $195.2 million (US$134.3 million). The Tranche B Debt bears interest at the prime rate plus 3.0%, base rate plus 3.0% or bankers’ acceptance rate plus 4.0%. The Tranche B Debt is payable in quarterly installments, which started in June 2003 and will mature in December 2008. The Tranche B Debt is collateralized by a second lien on all of the Company’s assets. Reimbursements of Tranche B Debt are as follows: 2.5% of the principal amount was reimbursed in 2003; 3.33% will be reimbursed in 2004; 3.33% in 2005; 5% in 2006; 5% in 2007; and 80.84% in 2008. As at December 31, 2003, the effective interest rate on Tranche B Debt was 6.5%.

The Company entered into swap transactions with a preferred shareholder, who is also a lender, to manage its exposure to foreign exchange rate fluctuations on part of the U.S. dollar denominated portion of the Tranche B Debt; the Company swapped, in November 2003, $50 million (US$35.5 million) of the principal of the Tranche B Debt at a rate of 1.4072 and $50 million (US$36.7 million) of the principal of the Tranche B Debt at a rate of 1.3634. The swap transactions have a duration of three months. These swap transactions, which have not been designated as hedging instruments, are presented at their fair value as derivative instruments on the balance sheet and changes in fair value are recognized within foreign exchange gain (loss).

Tranche C Debt
The Tranche C Debt, a term loan in the amount of $50 million, is payable in April 2013. The Tranche C Debt bears interest at the rate of 8.0% payable semi-annually at the Company’s discretion: (i) in cash; or (ii) accruing and compounding such interest semi-annually until paid. As at December 31, 2003, $2.7 million of such accreted interest has been capitalized to the Tranche C Debt. The Tranche C Debt is collateralized by a third lien on all of the Company’s assets.

Covenants
Under the above credit agreements, the Company is committed to respect certain covenants, including restrictions on the ability to incur certain indebtedness, pay dividends, make certain other payments, create liens, sell assets and engage in mergers.

The Company must also maintain certain financial covenants and ratios under the credit agreements of Tranche A Facility and Tranche B Debt, including minimum EBITDA (as defined in the credit agreements), number of subscribers, average retail revenue per subscriber per month, liquidity and maximum capital expenditures.

Excess cash flow sweep
The Articles of the Company, and the credit agreements governing the Tranche B Debt and Tranche C Debt, require the Company to make the following payments to the Tranche B Debt and Tranche C Debt lenders and to the holders of First and Second Preferred Shares (or Units if issued): (i) the net sale proceeds of material asset sales (sale of more than $2 million); (ii) 75% of the amount calculated each fiscal year equal to excess cash flow (as this term is defined in the Articles of the Company and in the credit agreements); and (iii) 75% of the amount of net proceeds from equity offerings (including proceeds from the exercise of Warrants). Each payment on account of material asset sales and net proceeds from equity offerings has to be made within five business days following receipt of the proceeds thereof, and each payment hereunder on account of excess cash flow has to be made on or before March 31 of each fiscal year, commencing on March 31, 2004, with respect to the excess cash flow (if any) for the previous fiscal year.

Microcell Telecommunications Inc.

4.	LONG-TERM DEBT (Cont’d)

Subject to the maintenance of a minimum cash balance of $45 million as at each year-end (prior to the Company’s 25% share of such year’s excess cash flow), such amounts are to be applied in the order of priority set forth below when First and Second Preferred Shares are issued: (i) repayment of the Tranche B Debt, up to 25% of the principal amount thereof; (ii) payment of interest on the Tranche C Debt; (iii) payment of dividends on the First Preferred Shares; (iv) until May 1, 2008, on a pro rata basis, repayment of the principal amount of the Tranche C Debt, up to 25% of the principal amount thereof, and redemption of up to 75% of the number of First Preferred Shares originally issued; (v) payment of dividends on the Second Preferred Shares; (vi) until May 1, 2008, redemption of up to 75% of the number of Second Preferred Shares originally issued; (vii) after May 1, 2008, on a pro rata basis, repayment of remaining principal amount of the Tranche C Debt and redemption of First Preferred Shares originally issued; and (viii) after May 1, 2008, redemption of the remaining Second Preferred Shares. If First and Second Units are issued, the order of priority set forth above is substantially similar, with the exception that the repayment of First and Second Units is limited to 25% until May 1, 2008.

As of December 31, 2003, the Company reimbursed $0.4 million to the Tranche B Debt, under the excess cash flow rules, following the sale of its equity investment in Saraide Inc.,

5.	SHARE CAPITAL

Authorized

An unlimited number of Class A Shares;

An unlimited number of Class B Shares;

An unlimited number of First Preferred Shares, issuable as First Preferred Voting Shares, First Preferred Non-Voting Shares, First Preferred Voting 2 Shares and First Preferred Non-Voting 2 Shares; and

An unlimited number of Second Preferred Shares issuable as Second Preferred Voting Shares, Second Preferred Non-Voting Shares, Second Preferred Voting 2 Shares and Second Preferred Non-Voting 2 Shares.

Class A Shares

Dividends and Rights upon liquidation
Holders of Class A Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class B Shares, on a per share basis.

Exchange Rights
Each Class A Share may, at the option of the holders, be exchanged at any time into one Class B Share.

Microcell Telecommunications Inc.

5.	SHARE CAPITAL (Cont’d)

Class B Shares

Dividends and Rights upon liquidation
Holders of Class B Shares are entitled to receive dividends, and the remaining assets of the Company on the winding-up, liquidation or dissolution of the Company, pari passu with the holders of Class A Shares, on a per share basis.

Exchange Rights
The Class B Shares are exchangeable, at the option of the holders, into Class A Shares on a share-for-share basis, in the following circumstances: (i) any time upon provision by a holder of Class B Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; (ii) upon a bid being made for the Class A Shares where no equivalent bid is made for the Class B Shares, for the purposes of allowing the Class B Shares to tender to an exclusionary bid; and (iii) automatically upon the repeal or relaxation of the Canadian rules governing the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law.

First and Second Preferred Shares, excluding First and Second Preferred 2 Shares (the “Preferred Shares”)

Rights upon liquidation
Holders of First Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the PS Redemption Price (as described below) plus any declared but unpaid dividends.

Holders of Second Preferred Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred Shares, an amount per share equal to the Preferred Share Redemption Price (as described below) plus any declared but unpaid dividends.

Non-Cumulative Dividend
The holders of Preferred Shares are entitled to a fixed, non-cumulative preferential dividend at the rate of 9% per annum, from time to time and payable semi-annually in arrears in cash.

Maturity
The Preferred Shares shall be mandatorily redeemed on May 1, 2013.

Redemption Price
The redemption price of each Preferred Share (the “PS Redemption Price”) is initially the issue price therefor, increased at the beginning of each semi-annual period commencing on November 1, 2003 by (i) an amount equal to the dividend accrued during such period; less (ii) the amount of any cash dividend that has been declared and paid in respect of such semi-annual period (the “PS Redemption Price”). As at December 31, 2003, the PS Redemption Price is estimated to be $15.91 per share. In the event of any redemption or mandatory conversion of Preferred Shares other than as at the end of a semi-annual period, the PS Redemption Price is to be adjusted by adding the accrued dividend on a pro rata basis with reference to the number of days from the beginning of the then current semi-annual period to the date of such redemption or conversion, less the amount of any cash dividend that has been declared and paid in respect of such period.

Microcell Telecommunications Inc.

5.	SHARE CAPITAL (Cont’d)

Redemption

The Preferred Shares are redeemable as follows: (i) in whole or in part at any time at the option of the Company at the then current PS Redemption Price, payable in cash, provided however that holders of Preferred Shares may exercise any conversion rights prior to any such redemption; (ii) at maturity, (a) mandatorily at a price per share equal to the then current PS Redemption Price payable in cash or (b) at the Company’s option, if the Class A Shares and the Class B Shares continue to be listed and posted for trading on a recognized exchange, in consideration of the issuance of a number of Class A Shares or Class B Shares (as the case may be) equal to the PS Redemption Price divided by the average share price of such shares; (iii) mandatorily prior to maturity at the then current PS Redemption Price to the extent that the Company has funds available for such purpose (determined by reference to certain thresholds established in the Articles); and (iv) at any time prior to maturity, in whole or in part, at the option of the Company upon payment of the then current PS Redemption Price by issuing Units composed of a note and a Preferred Voting 2 Share or Preferred Non-Voting 2 Share.

Intra Class Exchange Rights
The First Preferred Non-Voting Shares are exchangeable, at the option of the holders, into First Preferred Voting Shares on a share-for-share basis, and the Second Preferred Non-Voting Shares are exchangeable, at the option of the holders, into Second Preferred Voting Shares on a share-for-share basis, in the following circumstances: (i) at any time upon provision by a holder of Preferred Non-Voting Shares of a residency declaration to the Company’s transfer agent certifying that the holder is a Canadian; (ii) upon a bid being made for the Preferred Voting Shares where no equivalent bid is made for the Preferred Non-Voting Shares for the purposes of allowing the Preferred Non-Voting Shares to tender to an exclusionary bid; (iii) automatically upon the repeal or relaxation of the Canadian rules restricting the Company’s ownership and control, but only to the extent of such repeal or relaxation and non-Canadian ownership and control of the Company and its subsidiaries not otherwise being restricted by law. The First Preferred Voting Shares are exchangeable, at the option of the holders, into First Preferred Non-Voting Shares on a share-for-share basis. The Second Preferred Voting Shares are exchangeable, at the option of the holders, into Second Preferred Non-Voting Shares on a share-for-share basis.

Conversion Features
The Preferred Shares have the following conversion features: (i) at any time, the Preferred Voting Shares and the Preferred Non-Voting Shares are convertible, at the option of the holders into Class A Shares and Class B Shares, respectively, on a share-for-share basis; (ii) if at any time prior to May 1, 2008, the Company shall complete an offering of Class A Shares or Class B Shares for gross proceeds of not less than $150 million and at a per share price equal to or greater than 200% of the then current PS Redemption Price and the proceeds thereof are used as provided in the Articles, the Preferred Voting Shares and the Preferred Non-Voting Shares that remain outstanding after the application of such proceeds will be converted, at the option of the Company, into Class A Shares and Class B Shares, respectively, on a share-for-share basis; and (iii) if at any time on or after May 1, 2008, on the 25th day (or if such day is not a trading day, then on the next following trading day) following the release by the Company of its quarterly or annual financial statements, as the case may be, the Preferred Voting Shares and the Preferred Non-Voting Shares are in-the-money (namely that the PS Redemption Price is less than the average share price of the Class A Shares and Class B Shares), they will be converted automatically into Class A Shares and Class B Shares respectively on a share-for-share basis.

Upon conversion of any Preferred Voting Shares or Preferred Non-Voting Shares into Class A Shares or Class B Shares, the holders of such Preferred Voting Shares or Preferred Non-Voting Shares will have no right to receive any payment in cash on account of the PS Redemption Price.

Microcell Telecommunications Inc.

5.	SHARE CAPITAL (Cont’d)

Anti-layering provisions
The Articles of the Company provide that, so long as there remain outstanding First Preferred Shares (or First Units, if issued) representing in the aggregate an initial issue price in excess of $75 million, or Second Preferred Shares (or Second Units, if issued) representing in the aggregate an initial issue price in excess of $50 million, the approval: (i) by written resolution signed by the holders of a majority of the aggregate number (or principal amount, as the case may be) of First Preferred Shares (or First Units, if issued) and, as the case may be, Second Preferred Shares (or Second Units if issued) then outstanding or (ii) by a majority of the holders of First Preferred Shares (or First Units, if issued) and, as the case may be, Second Preferred Shares (or Second Units if issued) then outstanding represented in person or by proxy at a meeting of such holders called for such purpose, will be required before the Company and its subsidiaries either (X) issue any shares ranking prior to or pari passu with the First Preferred Shares (or First Units, if issued) and, as the case may be, Second Preferred Shares (or Second Units if issued) or (Y) incur funded debt (other than permitted debt under the Company’s credit facilities, First Units and Second Units), as a result of which the aggregate consolidated funded debt thereof would be in excess of 4.0 times consolidated annual EBITDA (as defined in the credit agreements), calculated on a pro forma basis based upon the four consecutive quarters ended as at the fiscal quarter-end immediately prior to the date of the resolution of the Board of the Company approving such issuance or incurrence, as the case may be.

Excess cash flow sweep
The Preferred Shares are subject to the excess cash flow sweep described in note 8 of these financial statements.

First and Second Preferred 2 Shares (the “Preferred 2 Shares”)

Rights upon liquidation
Holders of First Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, an amount per share equal to the Preferred 2 Shares Redemption Price (the “PS2 Redemption Price”, as described below) plus any declared but unpaid dividends. Holders of Second Preferred 2 Shares are entitled to receive, on the winding-up, liquidation or dissolution of the Company and in priority to any payment or distribution in respect of shares of any other class, other than the First Preferred 2 Shares, an amount per share equal to the PS2 Redemption Price (as described below) plus any declared but unpaid dividends.

Dividends
The holders of Preferred 2 Shares are not entitled to receive any dividends in respect thereof.

Redemption
The Preferred 2 Shares will be automatically redeemed at the PS2 Redemption Price (as described below) upon the repayment, redemption or conversion of the First and Second Units, as the case may be, of which they form part. The PS2 Redemption Price is equal to $0.0001 per Preferred 2 Share.

Microcell Telecommunications Inc.

5.	SHARE CAPITAL (Cont’d)

First and Second Units (the “Units”)

The Units are hybrid instruments designed to duplicate the economic interest and other features (including as to voting entitlements) attaching to the Preferred Shares. Each Unit is composed of a note, which provides the holder of the Unit with an economic interest similar to that of a holder of Preferred Share, together with a First Preferred Voting 2 Share or First Preferred Non-Voting 2 Share (in the case of First Units) or with a Second Preferred Voting 2 Share or Second Preferred Non-Voting 2 Share (in the case of Second Units). The First Units are senior in right of payment to the Second Units. As at December 31, 2003, no Units were issued.

Number of shares issued

	First	First	Second	Second	Class A
	Preferred	Preferred	Preferred	Preferred	Restricted	Class B
	Voting	Non-Voting	Voting	Non-Voting	Voting	Non-Voting
	Shares	Shares	Shares	Shares	Shares	Shares

Balance as at May 1, 2003	544,828	11,221,839	106,400	7,093,972	30,000	3,601,145
Converted	(292,532)	193,365	(91,618)	(114,444)	38	305,191

Balance as at December 31, 2003	252,296	11,415,204	14,782	6,979,528	30,038	3,906,336

Carrying value of shares issued

	First	First	Second	Second	Class A
	Preferred	Preferred	Preferred	Preferred	Restricted	Class B	Total
	Voting	Non-Voting	Voting	Non-Voting	Voting	Non-Voting	Value of
	Shares	Shares	Shares	Shares	Shares	Shares	Shares
	$	$	$	$	$	$	$

Balance as at May 1, 2003	8,172	168,328	1,596	106,410	302	36,241	321,049
Converted	(4,510)	2,978	(1,412)	(1,755)	(2)	4,701	—
Accretion on redemption price	352	10,311	51	6,391	—	—	17,105

Balance as at December 31, 2003	4,014	181,617	235	111,046	300	40,942	338,154

Warrants

	December 31	May 1
	2003	2003
	$	$

3,998,302 Warrants 2005, exercise price of $19.91	4,598	4,598
6,663,943 Warrants 2008, exercise price of $20.69	13,328	13,328

	17,926	17,926

In connection with the Plan, the Company issued on May 1, 2003 two series of warrants entitling holders thereof, at any time, to purchase one Class A Share or Class B Share as the case may be, for each warrant at the exercise price until their maturity on May 1, 2005 and May 1, 2008, respectively.

Microcell Telecommunications Inc.

5.	SHARE CAPITAL (Cont’d)

Employee Stock Purchase Plan

The Company has a stock purchase plan for its employees under which participants can contribute up to 10% of their salary. The Company makes a contribution in shares for the benefit of the participant equal to one-third the number of shares purchased with the participant’s contribution during the year (up to 5% of the participant’s salary). The Company’s contribution is executed only if, on June 30 of the following year, the participant is still an employee of the Company and still holds the shares purchased with their contributions during the year. The Company may choose to make its contribution in treasury shares or to deposit with the administrative agent of the plan a sufficient amount of money to enable the administrative agent of the plan to purchase the appropriate number of shares in the market. The total number of treasury Class A Shares and Class B Shares that can be issued by the Company in order to make its contribution pursuant to this plan shall not exceed 250,000 shares. As at December 31, 2003, no shares were issued under this stock purchase plan.

Stock Option Plan

A new stock option plan was implemented on May 1, 2003. The new stock option plan, as amended on November 20, 2003, authorizes the issuance of up to 3,000 Class A Shares and 2,006,818 Class B Shares. The Board may amend, supersede or terminate the stock option plan.

The stock option plan is administered by the Board, which has sole discretion to designate the recipients of options and to determine the number of Class A Shares or Class B Shares of the Company covered by each of such options, the date of grants and the subscription price of each option. Each option allows its holder to acquire one Class A Share or one Class B Share, as the case may be, at its exercise price following the vesting period. Options granted under the stock option plan have the terms and conditions, including exercise price, vesting and expiration, as established by the Board, from time to time, provided that the pricing of options is in accordance with the requirements of the Toronto Stock Exchange and is not less than the market prices for the Class A Shares and Class B Shares at the time of the grant of options.

During the eight-month period ended December 31, 2003, the Company granted 1,781,359 options and 48,400 options were forfeited. As a result, 1,732,959 options were outstanding as of December 31, 2003. 50%, 25% and 25% will vest and become exercisable on the second, third and fourth anniversaries of the grant. Accelerated vesting will be applicable after the first anniversary date of the grant in the event that the market price of the shares reaches a certain level.

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

Microcell Telecommunications Inc.

5.	SHARE CAPITAL (Cont’d)

			Pre-reorganization

	Three months	Eight months	Four months	Three months	Twelve months
	ended	ended	ended	ended	ended
	December 31	December 31	April 30	December 31	December 31
	2003	2003	2003	2002	2002
Weighted-average assumptions	$	$	$	$	$

Risk-free interest rate	3.0%	3.0%	3.0%	3.0%	3.0%
Expected dividend yield	0%	0%	0%	0%	0%
Expected share price volatility	64.6%	64.6%	107.9%	107.9%	107.9%
Expected life	5.0 years	5.0 years	5.5 years	5.5 years	5.5 years

For the purposes of pro forma disclosures, the estimated fair value of the options at the grant date is amortized to expense over the options’ vesting periods.

All the outstanding options granted under the prior option plan were cancelled upon implementation of the Company’s financial reorganization on May 1, 2003.

Pro forma disclosure regarding stock options plan:

			Pre-reorganization

	Three months	Eight months	Four months	Three months	Twelve months
	ended	ended	ended	ended	ended
	December 31	December 31	April 30	December 31	December 31
	2003	2003	2003	2002	2002
	$	$	$	$	$

Net income (loss) for basic earnings (loss) per share calculation	(17,763)	(12,146)	45,517	(123,662)	(570,501)
Stock-based employee compensation costs that would have been included in the determination of net income if the fair value based method had been applied to all awards as reported	(635)	(1,327)	(1,577)	(364)	(2,228)

Pro forma net income (loss) as if the fair value based method had been applied to all awards	(18,398)	(13,473)	43,940	(124,026)	(572,729)
Basic and diluted earnings (loss) per share as if the fair value based method had been applied to all awards	(4.58)	(3.57)	0.18	(0.52)	(2.38)

The following table summarizes information about stock options outstanding, none of which were exercisable, as of December 31, 2003:

	Options Outstanding

		Weighted-	Weighted-
	Number outstanding	average	average
Range of	as at December 31,	remaining	exercise
exercise prices	2003	life	price

$10.50 to $11.25	1,648,544	4.48 years	10.51
$17.75 to $18.74	84,415	4.20 years	18.51

$10.50 to $18.74	1,732,959	4.46 years	10.90

Microcell Telecommunications Inc.

6.	INCOME TAXES

As at May 1, 2003, the effective date of the fresh start basis of accounting, the Company had available tax losses and net deductible temporary differences of approximately $2.0 billion. These tax losses carried forward and net deductible temporary differences were not included as part of the fresh start adjustments, as a valuation allowance had been provided for the entire amount of the related net tax benefit. Accordingly, if and when it is more likely than not that the tax benefits of these unrecognized tax losses carried forward and net deductible temporary differences will be realized, they will be applied to reduce the unamortized intangible assets to nil. During the period of eight months ended December 31, 2003, no amount of tax benefit related to these losses and temporary differences was realized.

7.	COMPARATIVE FIGURES

Some of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2004

Microcell Telecommunications Inc.

By:

/s/ Jacques Leduc Jacques Leduc, Chief Financial Officer and Treasurer